Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business June 30, 2014, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$20,183
Interest-bearing balances		210,191
Securities:
Held-to-maturity securities		30,108
Available-for-sale securities		212,699
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		118
Securities purchased under agreements to resell		20,279
Loans and lease financing receivables:
Loans and leases held for sale		25,789
Loans and leases, net of unearned income	784,428
LESS: Allowance for loan and lease losses	11,341
Loans and leases, net of unearned income and allowance		773,087
Trading Assets		35,111
Premises and fixed assets (including capitalized leases)		7,503
Other real estate owned		4,003
Investments in unconsolidated subsidiaries and associated companies		760
Direct and indirect investments in real estate ventures		3
Intangible assets
Goodwill		21,627
Other intangible assets		20,078
Other assets		55,289

Total assets		$1,436,828

LIABILITIES
Deposits:
In domestic offices		$1,033,620
Noninterest-bearing	283,808
Interest-bearing	749,812
In foreign offices, Edge and Agreement subsidiaries, and IBFs		102,345
Noninterest-bearing	746
Interest-bearing	101,599
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		14,477
Securities sold under agreements to repurchase		15,687

Dollar Amounts In Millions
Trading liabilities	14,382
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	65,797
Subordinated notes and debentures	19,868
Other liabilities	29,113

Total liabilities	$1,295,289

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	103,060
Retained earnings	33,449
Accumulated other comprehensive income	4,364
Other equity capital components	0

Total bank equity capital	141,392
Noncontrolling (minority) interests in consolidated subsidiaries	147

Total equity capital	141,539

Total liabilities, and equity capital	$1,436,828

I, John R. Shrewsberry, EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

John Stumpf	Directors
Timothy Sloan
Avid Modjtabai